Filed Pursuant to Rule 433
Registration Number 333-131955
J.P. Morgan Securities Inc.
Howard Weil Incorporated
Johnson Rice & Company L.L.C.
Coker & Palmer, Inc.
PetroQuest Energy, Inc.
6 7/8% Series B cumulative convertible perpetual preferred stock

Issuer:	PetroQuest Energy, Inc. (the “Company”)
Title of securities:	6 7/8% Series B cumulative convertible perpetual preferred stock (the “Series B Preferred Stock”)
Offer price per share:	$50.00
Liquidation preference per share:	$50.00, plus accumulated and unpaid dividends
Offering size:	1,300,000 shares of Series B Preferred Stock (excluding the underwriters’ option to purchase up to 195,000 additional shares of Series B Preferred Stock)
Underwriting discount:	$2.50 per share
Net proceeds:
Approximately $61.5 million, after deducting underwriter discounts and commissions and estimated offering expenses (excluding the underwriters’ option to purchase up to 195,000 additional shares of Series B Preferred Stock). The Company intends to use the net proceeds it receives from this offering to repay its borrowings outstanding under its bank credit facility and for other general corporate purposes.

Trade date:	September 20, 2007
Settlement date:	September 25, 2007
CUSIP:	716748 207
ISIN:	US7167482071
Dividends:
Holders will be entitled to receive cash dividends on each share of Series B Preferred Stock at an annual rate of 6 7/8%, payable quarterly in the amount of $0.8594 per share. Dividends will be payable to the extent payment of dividends is not prohibited by the Company’s debt agreements, assets are legally available to pay dividends and the Company’s board of directors or an authorized committee thereof declares a dividend payable. The first dividend payment, if declared and paid, will be made on January 15, 2008. Dividends will accumulate and be cumulative from the date of issuance, but will not bear any interest.

The initial dividend on our Series B Preferred Stock, assuming an issue date of September 25, 2007, will be $1.06 per share, and will be payable, if declared, on January 15, 2008. Each subsequent quarterly dividend on our Series B Preferred Stock, if declared and paid, will be $0.8594 per share, subject to increase as described below. Dividends will be payable to holders of record as they appear on our stock register on the immediately preceding January 1, April 1, July 1 and October 1, each of which we refer to as a “record date,” or the following business day if such date is not a business day. Accumulations of dividends on shares of Series B Preferred Stock do not bear interest. Dividends payable on the Series B Preferred Stock for any period other than a full dividend period (based upon the number of days elapsed during the period) are computed on the basis of a 360-day year consisting of twelve 30-day months.

Dividend payment dates:	January 15, April 15, July 15 and October 15 of each year, or if not a business day, the next succeeding business day, beginning January 15, 2008
Conversion price:	Approximately $14.52 per share of common stock (subject to adjustment in certain events)
Conversion ratio:	3.4433 shares of common stock per share of Series B Preferred Stock (subject to adjustment in certain events)
Forced conversion:
On or after October 20, 2010, the Company may, at its option, cause the Series B Preferred Stock to be automatically converted at the applicable conversion rate, but only if the closing sale price of the Company’s common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date the Company gives the conversion notice equals or exceeds 130% of the conversion price of the Series B Preferred Stock on each such trading day.

Adjustment to conversion rate upon certain fundamental changes:
The following table sets forth the number of additional shares issuable per share of Series B Preferred Stock to be determined by reference to the stock price and effective date of the relevant fundamental change:

Effective date	$11.17	$12.50	$15.00	$17.50	$20.00	$22.50	$25.00	$27.50	$30.00	$32.50	$35.00	$37.50	$40.00	$42.50	$45.00
9/25/2007	1.0330	1.0131	0.7159	0.5462	0.4299	0.3444	0.2892	0.2463	0.2124	0.1883	0.1656	0.1482	0.1331	0.1199	0.1086
10/20/2008	1.0330	0.9006	0.6110	0.4361	0.3261	0.2556	0.2063	0.1729	0.1474	0.1285	0.1136	0.1014	0.0913	0.0827	0.0752
10/20/2009	1.0330	0.8238	0.5041	0.3128	0.2016	0.1383	0.1021	0.0807	0.0673	0.0581	0.0515	0.0462	0.0418	0.0381	0.0348
10/20/2010	1.0330	0.8654	0.5063	0.1995	0.0194	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
after 10/20/2010	1.0330	0.8654	0.5063	0.1995	0.0194	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case (a) if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the additional share amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year, (b) if the stock price is in excess of $50.00 per share (subject to adjustment in the same manner as the stock price), no additional shares will be added to the conversion rate and (c) if the stock price is less than $4.47 per share (subject to adjustment in the same manner as the stock price), no additional shares will be added to the conversion rate.
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-866-430-0686.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.
Dated September 19, 2007

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